Exhibit 99.1

Enthusiast Gaming to Present at the 17th Annual Needham Technology &
Media Conference

LOS ANGELES, May 19, 2022 -- Enthusiast Gaming Holdings Inc. (NASDAQ:EGLX; TSX: EGLX), (“Enthusiast Gaming” or the “Company”), an integrated gaming entertainment company, today announced that the Company will participate in the 17th Annual Needham Technology & Media Conference.

Enthusiast Gaming CEO, Adrian Montgomery, will conduct a virtual presentation on May 19, 2022, from 3:00 - 3:40 pm ET. Members of Enthusiast Gaming’s management team will also be available for 1x1 investor meetings throughout the Conference.

A copy of the presentation and a live webcast link (in listen-only mode) can be accessed by visiting Enthusiast Gaming’s investor relations website at www.enthusiastgaming.com/investors/.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Media Relations:

Derek Holota, Provident Communications
Derek@providentcomms.com

343-422-5606